May 28, 2025

Robert T. DeMartini
Chief Executive Officer
Purple Innovation, Inc.
4100 North Chapel Ridge Road, Suite 200
Lehi, UT 84043

       Re: Purple Innovation, Inc.
           Registration Statement on Form S-3
           Filed May 23, 2025
           File No. 333-287560
Dear Robert T. DeMartini:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Dan Lyman